SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        --------------------------------
                                    FORM 11-K
                        --------------------------------

(Mark One)

(X ) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended March 31, 2001.


or

( ) Transition report pursuant to Section 15(d) of the Securities exchange Act of 1934 for the transition period ______________________.


                           Commission File No. 0-23832

 A. Full title and address of the plan, if different from that of the issuer named below:

                             PSS WORLD MEDICAL, INC.
                    EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             PSS WORLD MEDICAL, INC.
                            4345 Southpoint Boulevard
                           Jacksonville, Florida 32216

                              REQUIRED INFORMATION

The following financial statements and schedule have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1. Statements of Net Assets Available for Benefits - March 31, 2001.

2. Statement of Changes in Net Assets Available for Benefits for the Year Ended March 31, 2001.

3. Schedule of Assets (Held at End of Year) - March 31, 2001.

                                    EXHIBITS

Exhibit No. 23



Consent of Independent Certified Public Accountants

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, PSS World Medical, Inc. (the Plan administrator for the PSS World Medical, Inc. Employee Stock Ownership and Savings Plan) has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida, on September 26, 2001.

                               PSS WORLD MEDICAL, INC.
                               EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


                               By:    PSS WORLD MEDICAL, INC., AS
                                      PLAN ADMINISTRATOR


                               By:    /s/ David A. Smith
                                      -------------------------------------
                               Name:  David A. Smith
                                      -------------------------------------
                               Title: President and Chief Financial Officer
                                      -------------------------------------

PSS World Medical, Inc.
Employee Stock Ownership and Savings Plan


Financial Statements and Schedule
as of March 31, 2001 and 2000
Together With Auditors' Report

                             PSS WORLD MEDICAL, INC.

                    EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


                        FINANCIAL STATEMENTS AND SCHEDULE

                             MARCH 31, 2001 AND 2000





                                TABLE OF CONTENTS



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

        Statements of Net Assets Available for Benefits--March 31, 2001 and 2000

        Statement of Changes in Net Assets Available for Benefits for the Year Ended March 31, 2001


NOTES TO FINANCIAL STATEMENTS AND SCHEDULE


SCHEDULE SUPPORTING FINANCIAL STATEMENTS

         Schedule I: Schedule H, Line 4i--Assets (Held at End of Year)-- March 31, 2001

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




To the Plan Administrator of the
PSS World Medical, Inc. Employee Stock
Ownership and Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the PSS WORLD MEDICAL, INC. EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN as of March 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended March 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the PSS World Medical, Inc. Employee Stock Ownership and Savings Plan as of March 31, 2001 and 2000 and the changes in its net assets available for benefits for the year ended March 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) as of March 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in the notes thereto, information provided by the Trustee and presented in the schedule of assets (held at end of year) does not disclose the historical cost of certain investments. Disclosure of this information is required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.




Jacksonville, Florida
August 16, 2001

                             PSS WORLD MEDICAL, INC.

                    EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                             MARCH 31, 2001 AND 2000



                                                                                     2000
                                               2001            ------------------------------------------------
                                               Total           Allocated       Unallocated         Total
                                             ------------      ------------    -------------      -------------
ASSETS:
    Cash                                     $     5,772       $    88,743       $   13,922       $   102,665
                                             ------------      ------------    -------------      -------------
    Investments, at fair value                43,283,446        50,216,748          753,509        50,970,257
    Investments, at cost:
       Money market fund                         953,093           733,573                0           733,573
       Participant loans                          22,238            48,972                0            48,972
                                             ------------      ------------    -------------      -------------
              Total investments               44,258,777        50,999,293          753,509        51,752,802
                                             ------------      ------------    -------------      -------------
    Receivables:
       Participant contributions                 407,105            99,250           45,700           144,950
       Employer contributions                     24,114           257,872          823,550         1,081,422
       Escrow shares                                   0            37,466          206,751           244,217
       Interest receivable                             0                 0           15,319            15,319
                                             ------------      ------------    -------------      -------------
              Total receivables                  431,219           394,588        1,091,320         1,485,908
                                             ------------      ------------    -------------      -------------
              Total assets                    44,695,768        51,482,624        1,858,751        53,341,375
                                             ------------      ------------    -------------      -------------
LIABILITIES:
    Loan payable                                       0                 0        2,173,599         2,173,599
    Other                                        130,540            55,237                0            55,237
    Interest payable                                   0                 0           12,005            12,005
                                             ------------      ------------    -------------      -------------
              Total liabilities                  130,540            55,237        2,185,604         2,240,841
                                             ------------      ------------    -------------      -------------
NET ASSETS AVAILABLE FOR BENEFITS            $44,565,228       $51,427,387       $ (326,853)      $51,100,534
                                             ============      ============    =============      =============


        The accompanying notes are an integral part of these statements.

                             PSS WORLD MEDICAL, INC.

                    EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                        FOR THE YEAR ENDED MARCH 31, 2001






                                                                     Allocated       Unallocated          Total
                                                                   ------------    --------------     -------------
ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS:
       Dividends and interest income                               $ 3,203,137      $        114      $  3,203,251
                                                                   ------------    --------------     -------------
       Contributions:
           Participant                                               6,101,666           228,501         6,330,167
           Employer                                                    173,979         1,096,158         1,270,137
           Rollovers from qualified plans                              917,428                 0           917,428
                                                                   ------------    --------------     -------------
                 Total contributions                                 7,193,073         1,324,659         8,517,732
                                                                   ------------    --------------     -------------
       Other:
           Transfers among funds                                        14,050           (14,050)                0
           Merger of PSS/Taylor Medical Profit Sharing
              Plan                                                   3,763,227                 0         3,763,227
           Allocation of shares                                        598,615          (598,615)                0
                                                                   ------------    --------------     -------------
                 Total other                                         4,375,892          (612,665)        3,763,227
                                                                   ------------    --------------     -------------
                 Total additions                                    14,772,102           712,108        15,484,210
                                                                   ------------    --------------     -------------
DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS:
       Net depreciation in fair value of investments               (18,858,721)         (331,251)      (19,189,972)
       Benefits paid to participants                                (2,709,308)                0        (2,709,308)
       Interest expense                                                      0           (54,004)          (54,004)
       Administrative expenses                                         (66,232)                0           (66,232)
                                                                   ------------    --------------     -------------
                 Total deductions                                  (21,634,261)         (385,255)      (22,019,516)
                                                                   ------------    --------------     -------------
NET (DECREASE) INCREASE                                             (6,862,159)          326,853        (6,535,306)

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                               51,427,387          (326,853)       51,100,534
                                                                   ------------    --------------     -------------
    End of year                                                    $44,565,228      $          0      $44,565,228
                                                                   ============    ==============     =============





         The accompanying notes are an integral part of this statement.

                             PSS WORLD MEDICAL, INC.

                    EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                             MARCH 31, 2001 AND 2000



1.     DESCRIPTION OF PLAN

The following description of the PSS World Medical, Inc. Employee Stock Ownership and Savings Plan (the "Plan") provides only general information. Participants should refer to the summary plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of PSS World Medical, Inc. and its subsidiaries (the "Company"). The Plan was created under the provisions of Section 401(a) of the Internal Revenue Code (the "IRC") and includes a qualified deferred arrangement, as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan also has the features of an employee stock ownership plan ("ESOP"), whereby employee and employer contributions are invested in PSS World Medical, Inc. common stock (the "Company's stock"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

On October 23, 1998, the Company acquired TriStar Imaging Systems, Inc. ("TriStar"). TriStar sponsored the TriStar Imaging Systems, Inc. Employee Stock Ownership and Savings Plan ("TriStar ESOP"). On March 31, 1999, the TriStar ESOP was renamed the PSS World Medical, Inc. Employee Stock Ownership Plan and was amended to allow all PSS World Medical, Inc. employees to participate in the Plan. Effective August 1, 1999 or as soon as practicable thereafter, the Plan was amended to provide for the merger of the TriStar ESOP into the Plan. Subsequent to the merger of the assets of the TriStar ESOP, the Plan became a leveraged ESOP.

Effective December 31, 1999 or as soon as practicable thereafter, the Plan was amended to provide for the merger of the PSS/Taylor Medical Profit Sharing Plan (approximately $3.8 million of net assets available for benefits). The assets were transferred into the Plan in May 2000.

Plan Administration

Effective August 1, 1999, the Plan was amended to establish two separate trusts (a "Primary Trust" and a "Company Stock Fund Trust") for the purpose of maintaining, managing, investing, and reinvesting the Plan's assets. The Chase Manhattan Bank was appointed as the Plan's trustee for the Primary Trust, and Northwestern Trust and Investors Advisory Company ("NWT") was appointed as the Plan's trustee for the Company Stock Fund Trust. Effective August 1, 1999, the Plan appointed Metropolitan Life Insurance Company as the record keeper. NWT also administered payment of interest and principal on the leveraged ESOP loan, which was paid in full during September 2000. Effective March 9, 2001, the Company amended and restated the Primary Trust and the Company Stock Fund Trust to establish one trust and to appoint The Chase Manhattan Bank (the "Trustee") as trustee for all of the Plan's assets.

Eligibility

Any employee of the Company is eligible to participate in the Plan upon completion of a consecutive 12-month period of service. Effective April 1, 2001, the Plan was amended to reduce the eligibility requirement to six months. Plan entry dates are the first day of each calendar month within the plan year.

Contributions

The Plan is funded through voluntary employee salary deferrals and employer contributions. Participants can elect to defer up to 15% but not less than 1% of compensation, as defined by the Plan and as limited by requirements of the IRC. Participant elective contributions are invested by the Trustee in the investment options (mainly mutual funds and employer securities) as directed by the participant.

The Company may make the following types of contributions: (i) supplemental ESOP matching contributions, (ii) ESOP matching contributions, (iii) non-ESOP matching contributions, (iv) ESOP employer contributions, and (v) qualified nonelective contributions.

         Supplemental ESOP Matching Contributions

         When participants directed investment of their elective contributions to the Unencumbered Company Stock Fund (participant-directed), the Plan used the elective contributions to make payments on the ESOP loan (Note
         3). When loan repayments were made, shares of the Company's stock were released from the Encumbered Company Stock Fund (nonparticipant-directed) to the Unencumbered Company Stock Fund. The number of shares released was determined under federal laws governing the administration of ESOPs. The number of shares released was not directly related to the current fair market value of the Company's stock. For that reason, the Company purchased additional shares of the Company's stock that were at least equal to the number of shares that could have been purchased with the participant's elective contributions if the shares were acquired at fair market value on the open market ("Supplemental ESOP Matching Contribution"). Any additional shares purchased as a result of the Supplemental ESOP Matching Contribution were allocated only to those participants who have directed their investment of their elective contributions to the Unencumbered Company Stock Fund. The Company ceased making Supplemental ESOP Matching Contributions when the loan was repaid in full.

         ESOP Matching Contributions and Non-ESOP Matching Contributions

         The Company's board of directors may elect annually to make a discretionary contribution in the form of an ESOP matching contribution (contributions to remain invested in the Company's stock) or in the form of a non-ESOP matching contribution (contributions to be invested at the direction of the participant). Such contributions are allocated to participants based on the formula established by the board of directors. The board of directors also determines the percentage of each participant's elective contributions to be matched as well as the maximum amount to be contributed. A participant must have provided 1,000 hours of service and be employed on the last day of the plan year to be eligible for such contributions. In the event that the elective contributions and ESOP employer contributions used to repay any outstanding ESOP loan are less than that required to meet the minimum loan payment, the Company shall make an ESOP matching contribution sufficient to meet the loan repayment requirement. The ESOP matching contribution formula that was used to allocate the contributions to participant accounts for the year ended March 31, 2001 was a 66.5% match of the participant's annual deferrals. However, the maximum matching contribution that could be allocated to a participant was limited to $1,000. For the plan year ended March 31, 2001, no non-ESOP matching contributions were made by the Company.

         ESOP Employer Contributions

         The Company's board of directors may also elect annually to make a discretionary ESOP employer contribution, which may be used to make payments on the ESOP loan (Note 3). Such contributions are allocated based on the ratio of each eligible participant's considered compensation to the total considered compensation of all eligible participants during the plan year and will be allocated to participants who have provided 1,000 hours of service and are employed on the last day of the plan year. There were no ESOP employer contributions for the plan year ended March 31, 2001.

         Qualified Nonelective Contributions

         The Company's board of directors may also elect annually to make qualified nonelective contributions. Such contributions may be allocated to a limited number of nonhighly compensated employees and are only made to eliminate potential discrimination with respect to participant elective contributions or employer matching contributions that would otherwise favor highly compensated employees. The qualified nonelective contributions for the plan year ended March 31, 2001 were $19,547.

Vesting

Participants are immediately vested in their elective contributions, all post-August 1, 1999 employer contributions except ESOP employer contributions, and the earnings thereon. Participants are vested in the Company's discretionary ESOP employer contributions, pre-August 1, 1999 ESOP employer contributions, and earnings thereon based on years of continuous service, as defined in the Plan, according to the following schedule:

           Less than three years of service                           0%
           Three years but less than four years                      20
           Four years but less than five years                       40
           Five years but less than six years                        60
           Six years but less than seven years                       80
           Seven years or more                                      100

In the event of total and permanent disability or death, a participant shall become 100% vested in his/her account balance. Nonvested portions of the Company's discretionary contributions are forfeited as of an employee's termination date and are used to reduce future company matching contributions. At March 31, 2001 and 2000, forfeited nonvested accounts totaled $0.

Benefits Paid to Participants

Upon retirement, death, disability, or other severance of employment, a participant or his/her beneficiary may elect to receive an amount equal to the value of the participant's vested interest in his/her account. Balances in participant accounts are paid in a single lump sum or in equal monthly, quarterly, semiannually, or annual installments, at the election of the participant, over a period not extending past the participant's life expectancy or the joint life expectancy of the participant and his/her designated beneficiary. Effective August 1, 2001, benefits payable will be paid in a single lump-sum payment.

Balances in a participants' accounts are distributed in shares of the Company's stock (with fractional shares paid in cash) or cash as elected by the participant with payment to the participant by direct transfer to the participant's individual retirement account or to the plan of the participant's new employer.

Participant Loans

The participant loans outstanding as of March 31, 2001 and 2000 are loans that were transferred into the Plan when the TriStar ESOP merged with the Plan. No new participant loans will be permitted by the Plan.

Participant Accounts

Each participant's account is credited with his/her contributions, his/her share of the Company's discretionary and/or required contribution, and an allocation of plan earnings. Allocations of earnings are based on the proportion that each participant's account balance bears to the total of all participant account balances as well as the participant's investment elections. The benefit to which a participant is entitled is the vested portion of the benefit that can be provided from the participant's account.


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Income Recognition

Interest income is recorded as earned on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Purchases and sales of the Company's stock are recorded on a trade date basis. Investment earnings on the Company's stock are allocated on a daily basis to participant accounts.

Investment Valuation

Investments in mutual funds are stated at fair value, which is based on published market quotations on national exchanges. Purchases and sales of investments are recorded on the trade date. Money market funds and loans are valued at cost, which approximates fair value. The Company's common stock as of March 31, 2001 and 2000 is valued at its quoted market price as listed on the NASDAQ national market under the ticker symbol "PSSI."

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Net Depreciation in Fair Value of Investments

Net realized gains (losses) from the sales of investments and the changes in the unrealized appreciation (depreciation) on investments held are recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

Administrative Expenses

Administrative expenses of the Plan for the year ended March 31, 2001 were paid by both the Plan and the Company.


3.     LOAN PAYABLE

On August 1, 1999, the Company and the Plan became responsible for the ESOP loan that existed between TriStar and the TriStar ESOP. The Company made two discretionary ESOP employer contributions and as a result, the outstanding loan principal balance was paid in full and all shares were released for allocation to participants during September 2000.

Principal and interest payments of $45,700 on this note were due in monthly installments. Interest on the note was fixed at 6.54% per annum. The number of shares released from the Encumbered Company Stock Fund was determined by multiplying the total number of unallocated shares by the principal plus interest paid by the Trustee for the plan year divided by the total principal plus interest currently due. The unallocated shares were held as collateral for the outstanding loan. During the plan year ended March 31, 2001, 112,031 shares of common stock were released from the Encumbered Company Stock Fund. The fair value of these released shares was approximately $649,000.


4.     ESCROW SHARES

When the Company purchased TriStar, approximately 29,600 shares of the Company's stock were held by the TriStar ESOP and were restricted pursuant to a security agreement established in connection with the ESOP loan. During March 2000, 17,300 shares were released pursuant to the terms of the security agreement. It has not yet been determined when the remaining 12,300 shares will be released. The 17,300 shares that were released were deposited into the trust during the year ended March 31, 2001.


5.     INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets as of March 31, 2001 and 2000:

                                                   2001              2000
                                               -----------       -----------
   Janus Balanced Fund                         $13,315,890       $13,825,220
   PSS World Medical, Inc. common stock:
       Participant-directed, allocated           9,892,568         9,062,981
       Nonparticipant-directed, allocated        3,612,091         8,395,247
       Nonparticipant-directed, unallocated              0           753,509
   Managers Special Equity Fund                  5,680,363         7,125,626
   Janus Fund                                    4,243,877         4,420,587
   American Century Ultra Fund                   3,575,903         5,270,719

During the year ended March 31, 2001, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value as follows:


                                                                      Allocated       Unallocated         Total
                                                                    -------------     ------------    -------------
Mutual funds                                                        $(11,558,179)      $       0      $(11,558,179)
PSS World Medical, Inc. common stock, participant-directed            (4,094,780)              0        (4,094,780)
PSS World Medical, Inc. common stock, nonparticipant-directed         (3,205,762)       (331,251)       (3,537,013)
                                                                    -------------     ------------    -------------
                                                                    $(18,858,721)      $(331,251)     $(19,189,972)
                                                                    =============     ============    =============

6.     NONPARTICIPANT-DIRECTED INVESTMENTS

Information pertaining to the nonparticipant-directed investments included in the unallocated portion of the Plan is presented in the accompanying statement of changes in net assets available for benefits. Information about the significant components of the change in net assets relating to the nonparticipant-directed investments included in the allocated portion of the Plan's financial statements is as follows as of March 31, 2001:


                                                           PSS World
                                                         Medical, Inc.      Noninterest-
                                                            Common             Bearing
                                                             Stock              Cash
                                                          ------------      ------------
        Net depreciation in fair value of investments     $(3,205,762)        $      0
        Administrative expenses                                     0          (66,232)
        Interfund transfers                                (1,577,394)         (16,739)
                                                          ------------      ------------
        Decrease in net assets available for benefits     $(4,783,156)        $(82,971)
                                                          ============      ============

7.     TAX STATUS

On April 12, 2001, the Plan, as amended, received a favorable determination letter from the Internal Revenue Service. Although the Plan has been amended and restated since receiving this letter, the plan administrator believes that the Plan, as amended and restated, is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan is qualified and the related trust continues to be tax-exempt for the years ended March 31, 2001 and 2000.


8.     PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.


9.     INFORMATION PROVIDED BY THE TRUSTEE

Disclosure of historical cost information with regard to certain plan investments is required to be presented in the schedule of assets (held at end of year) (Schedule I) in accordance with the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA. Due to the record-keeping systems maintained by the Trustee, certain of this information cannot be provided.

10.    RELATED PARTIES

The Plan owns 3,021,988 shares of the Company's stock at March 31, 2001, which represents 4.25% of the outstanding common stock of the Company at that date.

Other liabilities consists of $20,281, which is payable to another defined contribution plan sponsored by the Company. Contributions totaling $20,281 were erroneously deposited into this Plan. The remaining $110,259 represents a payable due to the Trustee for a pending trade at year-end.


11.    RECONCILIATION TO FORM 5500

As of March 31, 2001 and 2000, the Plan had $15,014 and $0, respectively, of pending distributions to participants who elected distributions from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the year ended March 31, 2001:




                                                        Benefit                         Net Assets
                                                      Payable to       Benefits         Available
                                                     Participant         Paid         for Benefits
                                                     -----------       ----------     --------------
Per financial statements                             $         0       $2,709,308       $44,565,228
2001 amounts pending distribution to participants         15,014           15,014           (15,014)
                                                     -----------       ----------     --------------
Per Form 5500                                            $15,014       $2,724,322       $44,550,214
                                                     ===========       ==========     ==============




12.    SUBSEQUENT EVENTS

Effective August 1, 2001, or as soon as practicable thereafter, the Plan was amended to provide for the merger of the National Med Supply Company 401(k) Savings Plan (approximately $73,000 of net assets available for benefits).

Effective April 1, 2001, the Company began making a mandatory quarterly non-ESOP matching contribution. The employer match equals 25% of the employee's deferral up to 4% of salary.


                                                                                                         SCHEDULE I



                             PSS WORLD MEDICAL, INC.

                    EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


                SCHEDULE H, LINE 4i--ASSETS (HELD AT END OF YEAR)

                                 MARCH 31, 2001



                                                                                                                         Current
          Identity of Party Involved                         Description of Investment                       Cost         Value
  ------------------------------------------      ------------------------------------------------------   --------    ------------

  *   PSS WORLD MEDICAL, INC.                     PSS World Medical, Inc. common stock, 3,021,988 shares      (a)      $13,504,659

      JANUS CAPITAL CORPORATION                   Janus Balanced Fund, 669,813 units                          (b)       13,315,890
                                                  Janus Fund, 155,510 units                                   (b)        4,243,877
                                                  Janus Worldwide Fund, 25,128 units                          (b)        1,183,545

      THE MANAGERS FUNDS                          Managers Special Equity Fund, 85,509 units                  (b)        5,680,363

      AMERICAN CENTURY INVESTMENT MANAGEMENT      American Century Ultra Fund, 133,878 units                  (b)        3,575,903

      REICH & TANG GROUP                          Reich & Tang Fund, 953,093 units                            (b)          953,093

      PACIFIC INVESTMENT MANAGEMENT COMPANY       PIMCO Total Return Fund, 86,494 units                       (b)          909,917

      HARRIS ASSOCIATES                           Oakmark Fund, 19,241 units                                  (b)          619,582

  *   METROPOLITAN LIFE INSURANCE COMPANY         Metlife Stock Market Index Guaranteed Fund, 596 units       (b)          249,710

  *   PARTICIPANT LOANS                           Loans to participants with interest rates ranging
                                                  from 7.6% to 8.5%                                           (b)           22,238
                                                                                                                        -----------
                                                                                                                        $44,258,777
                                                                                                                        ===========



                                   *Represents a party-in-interest transaction.

                               (a) Historical cost
                                   information has been requested
                                   from the Trustee; however, due
                                   to their record-keeping
                                   systems, cost information
                                   cannot be made available.

                               (b) Historical cost information is not required.

          The accompanying notes are an integral part of this schedule.